================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (AMENDMENT NO. 33)


                              LIMITED BRANDS, INC.
                                (Name of Issuer)

COMMON STOCK, $0.50 PAR VALUE                                       532716-10-7
------------------------------                                    --------------
(Title of class of securities)                                    (CUSIP number)

                             RAYMOND O. GIETZ, ESQ.
--------------------------------------------------------------------------------
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                            NEW YORK, NEW YORK 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 AUGUST 31, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







================================================================================

-------------------------------              -----------------------------------
CUSIP No. 532716-10-7                13D                                  Page 2
-------------------------------              -----------------------------------

-------------- -------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Leslie H. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                        (B) [X]
-------------- -------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):      [_]
-------------- ----------------------------------------------------- -------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     35,926,879
        SHARES
                        ----- -------------------------------------- -------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   17,532,757
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                37,246,541
      REPORTING
                        ----- -------------------------------------- -------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              17,532,757

-------------- -------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  54,779,298

-------------- -------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

-------------- -------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.6%

-------------- -------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN
-------------- -------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP No. 532716-10-7                13D                                  Page 3
-------------------------------              -----------------------------------

-------------- -------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Abigail S. Wexner
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                        (B) [X]
-------------- -------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):      [_]
-------------- ----------------------------------------------------- -------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

----------------------- ----- -------------------------------------- -------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                        -0-
        SHARES
                        ----- -------------------------------------- -------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   9,660,588
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                   -0-
      REPORTING
                        ----- -------------------------------------- -------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              9,660,588

-------------- -------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  9,660,588

-------------- -------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [X]

-------------- -------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  2.4%

-------------- ---------------------------------------- --------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                IN
-------------- ---------------------------------------- --------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP No. 532716-10-7                13D                                  Page 4
-------------------------------              -----------------------------------

-------------- -------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Wexner Personal Holdings Corporation
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                        (B) [X]
-------------- -------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- -------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- -------------------------------------------------------------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    4,892,608
         SHARES
                           ------ ---------------------------------- -------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               4,892,608
        REPORTING
                           ------ ---------------------------------- -------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,892,608

-------------- -------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

-------------- -------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.2%

-------------- ---------------------------------------- --------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO
-------------- -------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP No. 532716-10-7                13D                                  Page 5
-------------------------------              -----------------------------------

-------------- -------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Foxcote One
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                        (B) [X]
-------------- -------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    4,147,373
         SHARES
                           ------ ---------------------------------- -------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               4,147,373
        REPORTING
                           ------ ---------------------------------- -------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  4,147,373

-------------- -------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

-------------- -------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.0%

-------------- -------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP No. 532716-10-7                13D                                  Page 6
-------------------------------              -----------------------------------

-------------- -------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Foxcote Two
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                        (B) [X]
-------------- -------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    2,376,566
         SHARES
                           ------ ---------------------------------- -------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               2,376,566
        REPORTING
                           ------ ---------------------------------- -------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   2,376,566

-------------- -------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

-------------- -------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0.6%

-------------- -------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP No. 532716-10-7                13D                                  Page 7
-------------------------------              -----------------------------------

-------------- -------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Trust 600
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                        (B) [X]
-------------- -------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- -------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    3,300,568
         SHARES
                           ------ ---------------------------------- -------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               3,300,568
        REPORTING
                           ------ ---------------------------------- -------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,300,568

-------------- -------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

-------------- -------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.8%

-------------- ---------------------------------------- --------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP No. 532716-10-7                13D                                  Page 8
-------------------------------              -----------------------------------

-------------- ---------------------------------------- --------------------------------------------------------
      1        NAME OF REPORTING PERSON:                R.H.R.E.I. Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                        (B) [X]
-------------- -------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                     [_]
               PURSUANT TO ITEM 2(d) OR 2(e):
-------------- ----------------------------------------------------- -------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

-------------------------- ------ ---------------------------------- -------------------------------------------
        NUMBER OF            7    SOLE VOTING POWER:                    4,571,601
         SHARES
                           ------ ---------------------------------- -------------------------------------------
      BENEFICIALLY           8    SHARED VOTING POWER:                  -0-
        OWNED BY
                           ------ ---------------------------------- -------------------------------------------
          EACH               9    SOLE DISPOSITIVE POWER:               4,571,601
        REPORTING
                           ------ ---------------------------------- -------------------------------------------
       PERSON WITH          10    SHARED DISPOSITIVE POWER:             -0-

-------------- -------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:   4,571,601

-------------- -------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

-------------- -------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   1.2%

-------------- ---------------------------------------- --------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- ---------------------------------------- --------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------------              -----------------------------------
CUSIP No. 532716-10-7                13D                                  Page 9
-------------------------------              -----------------------------------

-------------- -------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         The Family Trust
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- -------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                        (A) [_]
                                                                                                        (B) [X]
-------------- -------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ----------------------- -------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- -------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):      [_]
-------------- ----------------------------------------------------- -------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Ohio

----------------------- ----- -------------------------------------- -------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                        15,000,000
        SHARES
                        ----- -------------------------------------- -------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                      -0-
       OWNED BY
                        ----- -------------------------------------- -------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                   15,000,000
      REPORTING
                        ----- -------------------------------------- -------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:                 -0-

-------------- -------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  15,000,000

-------------- -------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

-------------- -------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  3.8%

-------------- -------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                OO
-------------- -------------------------------------------------------------------------------------------------

         SEE INSTRUCTIONS BEFORE FILLING OUT!

                     This Amendment No. 33 amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 32 thereto, and is filed by Leslie H. Wexner, for and on behalf of himself, Abigail S. Wexner, Wexner Personal Holdings Corporation, Foxcote One, Foxcote Two, Trust 600, the R.H.R.E.I. Trust, and The Family Trust (collectively, the "Purchasers"), with respect to the common stock, $0.50 par value per share (the "Common Stock"), of Limited Brands, Inc. (the "Company").

Item 5.       Interest in Securities of the Issuer.

                     (a)    The responses of the Purchasers to Rows (11) through
(13) of the cover pages of this Amendment No. 33 are incorporated herein by reference. As of August 31, 2006, after giving effect to the transactions disclosed in paragraph (c) below, the Purchasers beneficially owned the number shares of the Common Stock listed below, representing approximately the percentage of the outstanding shares of Common Stock set forth opposite such number (the outstanding shares of Common Stock, 396,270,652, being based on the number of shares outstanding as of May 25, 2006 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 29, 2006), as determined in accordance with Rule 13d-3.

                                                                                  Percent
        Person                              Number of Shares                   of Class
 -------------------                    -------------------------              --------
Leslie H. Wexner                           54,779,298 (1)(3)(4)(5)(6)(7)(8)      13.6%
Abigail S. Wexner                           9,660,588 (2)(5)                      2.4%
Wexner Personal Holdings Corporation        4,892,608 (3)                         1.2%
Foxcote One                                 4,147,373 (4)                         1.0%
Foxcote Two                                 2,376,566 (5)                         0.6%
Trust 600                                   3,300,568 (6)                         0.8%
R.H.R.E.I. Trust                            4,571,601 (7)                         1.2%
The Family Trust                           15,000,000 (8)                         3.8%

------------------------------

(1) Includes: 1,319,662 shares held in Limited Brands Savings and Retirement Plan for Mr. Wexner's account (as of July 31, 2006) over which Mr. Wexner exercises dispositive but not voting control; and 5,053,245 shares issuable within approximately 60 days upon exercise of outstanding options held by Mr. Wexner. Also includes 7,284,022 shares (including 8,702 shares issuable within approximately 60 days upon exercise of outstanding options) beneficially owned by Abigail S. Wexner, Mr. Wexner's wife, as to which Mr. Wexner may be deemed to share the power to vote and direct the disposition.

(2) Includes 8,702 shares issuable within approximately 60 days upon exercise of outstanding options held by Mrs. Wexner. The power to vote or direct the disposition of the shares beneficially owned by Mrs. Wexner may be deemed to be shared with her husband, Leslie H. Wexner. Excludes 45,118,710 shares beneficially owned by Leslie H. Wexner, Mrs. Wexner's husband, as to which Mrs. Wexner disclaims beneficial ownership.

(3) Power to vote or direct the disposition of the 4,892,608 shares held by Leslie H. Wexner as the sole stockholder, director and officer of Wexner Personal Holdings Corporation.

(4) Power to vote or direct the disposition of the 4,147,373 shares held by Leslie H. Wexner as the sole trustee of Foxcote One.

(5) Power to vote or direct the disposition of the 2,376,566 shares held by Foxcote Two may be deemed to be shared by its two trustees, Abigail S. Wexner and Leslie H. Wexner.

(6) Power to vote or direct the disposition of the 3,300,568 shares held by Trust 600 may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein, who is the sole stockholder, director and president of the trustee.

(7) Power to vote or direct the disposition of the 4,571,601 shares held by the R.H.R.E.I. Trust may be deemed to be shared by Leslie H. Wexner and Jeffrey E. Epstein, who is the sole stockholder, director and president of the trustee.

(8) Power to vote or direct the disposition of the 15,000,000 shares held by Leslie H. Wexner as the sole trustee of The Family Trust.



                     (b) The responses of the Purchasers to (i) Rows (7) through (10) of the cover pages of this Amendment No. 33 and (ii) Item 5(a) hereof are incorporated herein by reference.

                     (c) Since the most recent filing on Schedule 13D, the Purchasers effected the following transactions in the Common Stock:

                         Date of           Amount of       Price per                Where and
    Person             Transaction         Securities        Share                How Effected
    ------             -----------         ----------        -----                ------------
Abigail S. Wexner         8/1/06            754 shares      $23.21       Abigail S. Wexner, for service
                                                                         as a director of the Company,
                                                                         received from the Company,
                                                                         fees in shares of Common Stock.

Leslie H. Wexner         8/17/06         48,539 shares      n/a          Leslie H. Wexner, for services
                                                                         as the Chairman and CEO of the
                                                                         Company, received restricted
                                                                         shares from the Company, which
                                                                         confer no voting rights and
                                                                         may not be sold, but
                                                                         automatically settle for an
                                                                         equivalent number of shares of
                                                                         common stock of the Company on
                                                                         March 31, 2008, subject to
                                                                         earlier forfeiture or
                                                                         acceleration.

Foxcote One              8/29/06      3,500,000 shares      $25.00       Sale over-the-counter

Foxcote One              8/31/06      1,010,625 shares      $25.50       Sale over-the-counter

Foxcote Two              8/31/06        508,739 shares      $25.50       Sale over-the-counter

                     (d), (e):  Not Applicable

Item 7.       Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Foxcote One, Foxcote Two, Trust 600, the R.H.R.E.I. Trust, and The Family Trust, dated August 31, 2006.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 31, 2006


                                        /s/ Leslie H. Wexner
                                        ----------------------------------------
                                        Leslie H. Wexner



                                        /s/ Abigail S. Wexner
                                        ----------------------------------------
                                        Abigail S. Wexner

                                        WEXNER PERSONAL HOLDINGS CORPORATION


                                        By:  /s/ Leslie H. Wexner
                                           -------------------------------------
                                           Name: Leslie H. Wexner
                                           Title: President


                                        FOXCOTE ONE


                                        By:  /s/ Leslie H. Wexner
                                           -------------------------------------
                                           Leslie H. Wexner, Trustee


                                        FOXCOTE TWO


                                        By:  /s/ Abigail S. Wexner
                                           -------------------------------------
                                           Abigail S. Wexner, Trustee


                                        Trust 600
                                        By: Financial Trust Company, Inc,
                                            as trustee


                                        By: /s/ Jeffrey E. Epstein
                                           -------------------------------------
                                             Jeffrey E. Epstein, President


                                        R.H.R.E.I. Trust
                                        By: Financial Trust Company, Inc,
                                            as trustee


                                        By: /s/ Jeffrey E. Epstein
                                           -------------------------------------
                                             Jeffrey E. Epstein, President

                                        THE FAMILY TRUST


                                        By:  /s/ Leslie H. Wexner
                                           -------------------------------------
                                           Leslie H. Wexner, Trustee

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.
-----------

Exhibit 1 Joint Filing Agreement by and among Leslie H. Wexner, Abigail S. Wexner, Wexner Personal Holdings Corporation, Foxcote One, Foxcote Two, Trust 600, the R.H.R.E.I. Trust, and The Family Trust, dated August 31, 2006.

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

              This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of the common stock, par value $0.50 per share, of Limited Brands, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  August 31, 2006

                                        /s/ Leslie H. Wexner
                                        ----------------------------------------
                                        Leslie H. Wexner



                                        /s/ Abigail S. Wexner
                                        ----------------------------------------
                                        Abigail S. Wexner

                                        WEXNER PERSONAL HOLDINGS CORPORATION


                                        By:  /s/ Leslie H. Wexner
                                           -------------------------------------
                                           Name: Leslie H. Wexner
                                           Title: President


                                        FOXCOTE ONE


                                        By:  /s/ Leslie H. Wexner
                                           -------------------------------------
                                           Leslie H. Wexner, Trustee


                                        FOXCOTE TWO


                                        By:  /s/ Abigail S. Wexner
                                           -------------------------------------
                                           Abigail S. Wexner, Trustee


                                        Trust 600
                                        By: Financial Trust Company, Inc,
                                            as trustee


                                        By: /s/ Jeffrey E. Epstein
                                           -------------------------------------
                                             Jeffrey E. Epstein, President

                                        R.H.R.E.I. Trust
                                        By: Financial Trust Company, Inc,
                                            as trustee


                                        By: /s/ Jeffrey E. Epstein
                                           -------------------------------------
                                             Jeffrey E. Epstein, President


                                        THE FAMILY TRUST


                                        By:  /s/ Leslie H. Wexner
                                           -------------------------------------
                                           Leslie H. Wexner, Trustee